Exhibit 21.1

Subsidiaries of Byline Bancorp, Inc.

(as of March 31, 2017)

Subsidiary	Jurisdiction of Incorporation/Organization/Charter
Metropolitan Statutory Trust 1	Connecticut
RidgeStone Capital Trust I	Delaware
Byline Bank	Illinois
Subsidiaries of Byline Bank:
Lily Pond LLC (Series LLC)	Illinois
Lily Pond R Series, LLC	Illinois
Lily Pond V Series, LLC	Illinois
Lily Pond C Series, LLC	Illinois
Lily Pond T Series, LLC	Illinois
BFG CORPORATION d/b/a Byline Financial Group	Illinois